July 31, 2019

Kerri-Ann Millar
Vice President, Finance
Cue Biopharma, Inc.
21 Erie St.
Cambridge, MA 02139

       Re: Cue Biopharma, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019
           File No. 001-38327

Dear Ms. Millar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance